October 28, 2009

By EDGAR

Mr. Daniel Morris

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	X-Rite, Incorporated
Registration Statement on Form S-3
Filed September 3, 2009
File No. 333-161714

Dear Mr. Morris:

On behalf of our client, X-Rite, Incorporated (the “Company”), set forth below is the Company’s response to your letter dated September 24, 2009 containing the Staff’s comment with respect to the Company’s Registration Statement on Form S-3 filed on September 3, 2009 (File No. 333-161714) (the “Registration Statement”). For your convenience, the Company’s response follows the italicized text of the Staff’s comment. In addition to the response below, the Company has filed today Amendment No. 1 (“Amendment No. 1”) to the Registration Statement to address the Staff’s comment.

Selling Shareholders, page 5

1.	We note your Schedule 14A filed on September 11, 2009 seeking shareholder approval of a proposal authorizing the issuance of 7.5 million shares upon the exercise of warrants issued by you to three shareholders. We further note that the 7.5 million shares are being offered for resale by the three shareholders pursuant to this prospectus. Because the shares are not outstanding and cannot be issued until shareholders vote to approve the proposal, please confirm that you will not request acceleration of the effective date of this registration statement until after you have obtained shareholder approval of the proposal. Alternatively, remove these shares from the registration statement.

Response. The Company has obtained shareholder approval of the proposal at its special meeting of shareholders on October 28, 2009. The Registration Statement has been revised to reflect the fact that shareholder approval has been obtained.

Mr. Daniel Morris

October 28, 2009

Should you have any questions regarding our responses, please do not hesitate to contact me at (312) 984-7617.

Very truly yours,

/s/ Eric Orsic
Eric Orsic

cc:	Thomas J. Vacchiano Jr.
Helen R. Friedli, P.C.